Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

January 10, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's to release Q3 FY 20 results on January 27, 2020 Earnings call slated for January 27, 2020 @ 6:30 PM IST / 8:00 AM EST”

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's to release Q3 FY 20 results on January 27, 2020

Earnings call slated for January 27, 2020 @ 6:30 PM IST / 8:00 AM EST

Hyderabad, India, January 10, 2020

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) will announce results for the third quarter ended December 31, 2019 on Monday, January 27, 2020 after the Board Meeting.

Summary of Events

Event	Date and Time	Medium
Release of financial results	January 27th, after the Board Meeting	Stock Exchange, Media, Company website, Business wire, Email
Press meet presentation	Will be available on the Company’s website	Company’s website www.drreddys.com
Earnings Call	January 27th, 6:30 PM IST / 8:00 AM EST	Hosted by the Company (Details below)
Playback of Earnings Call	After the earnings call till February 3rd, 2020	Details below
Transcript of the Earnings call	Will be available on the Company’s website	URL available on Company’s website, www.drreddys.com

Earnings Call

Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance. (Dial In and other details given below)

Play Back

The play back will be available after the earnings call, till February 3rd, 2020. For play back dial in phone No: 022 7194 5757 / 022 6663 5757, and Playback Code is 58113.

Conference Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
Local Access Number: Available all over India	+91 70456 71221
International Toll Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to  without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.

Classification | PUBLIC